Filed Pursuant To Rule 433

Registration No. 333-277837

September 23, 2025

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WHY BTC? | PERFORMANCE | HOW TO INVEST | BTC RESOURCES | FAQ | INVEST NOW

Grayscale Bitcoin Mini Trust ETF

BTC

Grayscale's low-cost* Bitcoin Fund



INVEST NOW

$49.68
Market Price as of 09/22/2025

Grayscale Bitcoin Mini Trust ETF ("ETH" or the "Fund"), an exchange traded product, is not registered under the Investment Company Act of 1940 (or the '40 Act) and therefore is not subject to the same regulations and protections as 1940 Act registered ETFs and mutual funds. Investing involves risk, including possible loss of principal. An investment in BTC is subject to a high degree of risk and heightened volatility. BTC is not suitable for an investor that cannot afford the loss of the entire investment. An investment in the Fund is not a direct investment in Bitcoin.

*Low cost based on gross expense ratio at 0.15%. Brokerage fees and other expenses may still apply.

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Investment Strategy

Grayscale Bitcoin Mini Trust ETF is solely and passively invested in Bitcoin. Its investment objective is to reflect the value of Bitcoin held by the Trust, less expenses and other liabilities.

Bitcoin is a digital asset that is created and transmitted through the operations of the peer-to-peer Bitcoin Network, a decentralized network of computers that operates on cryptographic protocols. The Bitcoin Network allows people to exchange tokens of value, Bitcoins, which are recorded on a public transaction ledger known as a Blockchain.

$49.68	-2.55%	0.15%
Market Price	1 Day Market Price Change	Sponsor's Fee
As of 09/22/2025	As of 09/22/2025	As of 09/22/2025

Why BTC?

Low Cost

BTC has an industry-leading low fee of 0.15% (15 bps).

Convenience

Gain exposure to Bitcoin in the form of an investment fund, and access it directly in your brokerage account.

Specialist Sponsor

BTC is sponsored by Grayscale, one of the world's leading crypto asset managers with a decade of experience operating crypto investment products.

Overview

As of 09/22/2025

NAME	Grayscale Bitcoin Mini Trust ETF	**DISTRIBUTION FREQUENCY**	None
TICKER	BTC	**TRUST INCEPTION DATE**	07/31/2024
PRIMARY LISTING MARKET	NYSE ARCA	**CUSIP**	389930207
ISIN	US3899302075	**ETP LISTING DATE**	07/31/2024

Key Fund Information

As of 09/22/2025

ASSETS UNDER MANAGEMENT (NON-GAAP)	$5,325,325,781.49	**SPONSOR**	Grayscale Investments Sponsors, LLC
SHARES OUTSTANDING	107,209,963	**INDEX PROVIDER**	CoinDesk Indices, Inc.
SPONSOR'S FEE	0.15%	**FUND ADMINISTRATOR**	BNY
TOTAL BITCOIN IN TRUST	47,463.3296	**DIGITAL ASSET CUSTODIAN**	Coinbase Custody Trust Company, LLC
BITCOIN PER SHARE	0.00044271	**MARKETING AGENT**	Foreside Fund Services, LLC
BASE CURRENCY	USD

Performance

Daily Performance

As of 09/22/2025

NET ASSET VALUE (NAV) PER SHARE	$49.67
NAV PER SHARE 1D CHANGE ($)	-$1.31
NAV PER SHARE 1D CHANGE (%)	-2.57%
MARKET PRICE	$49.68
PREMIUM / DISCOUNT (%)	0.02%
30D MEDIAN BID/ASK SPREAD (%)	0.02%
XBX INDEX PRICE	$112,198.74
DAILY VOLUME (SHARES)*	1,010,727
MARKET PRICE 1D CHANGE ($)	-$1.30
MARKET PRICE 1D CHANGE (%)	-2.55%
GAAP AUM	$5,325,764,817.28
GAAP NAV PER SHARE	$49.68

*Trading generally takes place throughout the normal trading hours (typically 9:30am – 4:00pm EST). Daily volume shares is updated between 1am and 5am EST to reflect previous trading day activity.

Median 30 Day Spread is a calculation of BTC's median bid-ask spread, expressed as a percentage rounded to the nearest hundredth, computed by: identifying the Fund's national best bid and national best offer as of the end of each 10 second interval during each trading day of the last 30 calendar days; dividing the difference between each such bid and offer by the midpoint of the national best bid and national best offer; and identifying the median of those values.

GAAP AUM and GAAP NAV Per Share represents the applicable Product's principal market price and is calculated using a GAAP methodology. For additional information, see the applicable Product's financial statements.

Returns | Premium/Discount

Market Price | NAV Per Share | Volume

As of 09/22/2025

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40
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Jan 2025
Jul 2025

2025

MONTH-END QUARTER-END

As of 08/31/2025

	1 MONTH	3 MONTHS	6 MONTHS	YTD	1 YEAR	3 YEARS	5 YEARS	10 YEARS	ANNUALIZED SINCE INCEPTION	CUMULATIVE SINCE INCEPTION
Market Price, %	-7.29	3.54	28.40	14.47	84.35	--	--	--	59.15	65.56
NAV Per Share, %	-7.33	3.41	28.58	15.75	83.95	--	--	--	59.12	65.53
Benchmark Index, %	-7.33	3.43	28.67	15.85	84.29	--	--	--	59.44	65.89

Since inception is the ETP listing date of 7/31/2024.

The performance data quoted represents past performance and is no guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

Shares of any ETP are bought and sold at market price (not NAV) and may trade at a discount or premium to NAV. Shares are not individually redeemable from the Fund and may only be acquired or redeemed from the fund in creation units. Brokerage commissions will reduce returns. Benchmark Index refers to The CoinDesk XBX Index which provides a USD-denominated reference rate for the spot price of Bitcoin (BTC). The index leverages real-time prices from multiple constituent trading platforms to provide a representative spot price.

How to Invest in BTC

Grayscale Bitcoin Mini Trust ETF (Ticker: BTC) trades on NYSE Arca and is available through your brokerage account. To invest, click below to be redirected to brokerage platforms or search for BTC on your platform of choice.

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BTC Resources

BTC Factsheet	06/30/2025	DOWNLOAD
BTC Prospectus	09/12/2025	READ MORE
Informational Letter re. Canadian Shareholders*	05/27/2025	DOWNLOAD

**Important information for Canadian investors regarding the recent spin-off is available in the Resources section.*

FAQs

Have more questions? Please reach out to a portfolio consultant at info@grayscale.com or call us at 866-775-0313.

COLLAPSE ALL

What is BTC?

BTC is a spot Bitcoin ETP, and offers one of the lowest costs of ownership. A spot Bitcoin ETP is solely and passively invested in Bitcoin, whose shares are designed to reflect the value of Bitcoin held by the Trust, determined by reference to the Index Price, less the Trust's expenses and other liabilities.

BTC allows investors to gain exposure to Bitcoin through a familiar investment vehicle, without the need to set up an account or wallet on a cryptocurrency trading platform. Similar to how investors use ETFs to hold other commodities, like gold or silver, they can now invest in Bitcoin through BTC.

BTC owns and passively holds actual Bitcoin through our Custodian, Coinbase Custody. BTC does not trade, buy, sell or hold Bitcoin derivatives, including Bitcoin futures contracts. This product is not levered.

Where can I buy BTC?

BTC trades on NYSE Arca, and is available through most brokerage accounts, including Fidelity, Schwab, Robinhood, and others. To invest, click here to be redirected to your brokerage platform or simply search for BTC on your platform of choice.

What index does BTC track?

BTC tracks the CoinDesk Bitcoin Price Index (XBX), which provides a USD-denominated reference rate for the price of spot Bitcoin.

What is the difference in purchasing BTC as opposed to purchasing Bitcoin outright?

BTC allows investors to gain exposure to Bitcoin through a familiar investment vehicle, without the need to set up an account or wallet on a cryptocurrency exchange. Investors may choose BTC if they prefer the convenience of accessing all their investments on their regular investment platform and purchasing a regulated investment product.

An investment in BTC is not an investment in Bitcoin. An investor would hold shares of the Trust.

What are the product's fees?

BTC charges an annual management fee of 0.15%, which includes all of the costs associated with administration and safekeeping of the underlying Bitcoin. There are no other fees.

Who is Grayscale?

Grayscale enables investors to access the digital economy through a family of future-forward investment products. Founded in 2013, Grayscale has a decade-long track record and deep expertise as a digital asset-focused investment platform. Investors, advisors, and allocators turn to Grayscale for single-asset, diversified, and thematic exposure.

Why do investors invest in Bitcoin?

Investors may want exposure to Bitcoin for portfolio diversification, as an alternative to fiat currency investment, to hedge against conventional markets, and more. For more resources on Bitcoin, check out the Grayscale Bitcoin Book.

Ready to invest?

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Investing involves risk, including possible loss of principal. An investment in the Trust is subject to a high degree of risk and heightened volatility. Digital assets are not suitable for an investor that cannot afford the loss of the entire investment.

The Grayscale Bitcoin Mini Trust ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. Foreside Fund Services, LLC is the Marketing Agent for BTC. Grayscale Investments Sponsors, LLC (“Grayscale”) is the sponsor of Grayscale Bitcoin Mini Trust ETF. Grayscale is not registered as an investment adviser under the Investment Advisers Act of 1940 and the Trust is not registered under the Investment Company Act of 1940. The Trust is subject to the rules and regulations of the Securities Act of 1933. The Trust holds Bitcoin; however, an investment in the Trust is not a direct investment in Bitcoin. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Trust. The value of the Trust relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. The Trust relies on third party service providers to perform certain functions essential to the affairs of the funds and the replacement of such service providers could pose a challenge to the safekeeping of the digital asset and to the operations of the Trust. NAV per Share is not calculated in accordance with GAAP. NAV per Share is not intended to be a substitute for the Trust's Principal Market NAV per Share calculated in accordance with GAAP. Digital Asset Risk Disclosures Extreme volatility of trading prices that many digital assets have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of the Trust and the shares could lose all or substantially all of their value. Digital assets represent a new and rapidly evolving industry. The value of the Trust depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset. Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset. Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets. The value of the Trust relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. A substantial direct investment in digital assets may require expensive and sometimes complicated arrangements in connection with the acquisition, security and safekeeping of the digital asset and may involve the payment of substantial acquisition fees from third party facilitators through cash payments of U.S. dollars. Because the value of the Trust is correlated with the value of Ethereum, it is important to understand the investment attributes of, and the market for the underlying digital asset. Please consult with your financial professional. The Sponsor does not store, hold, or maintain custody or control of the Trust’s digital assets but instead has entered into the Custodian Agreement with a third party to facilitate the security of its digital assets. The Custodian controls and secures the Trust’s digital asset accounts, a segregated custody account to store private keys, which allow for the transfer of ownership or control of the digital asset, on the Trust’s behalf. If the Custodian resigns or is removed by the Sponsor or otherwise, without replacement, it could trigger early termination of the Trust. There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Trust. The value of the Trust relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. © 2025 Grayscale. All trademarks, service marks and/or trade names (e.g., G®, GRAYSCALE®, GRAYSCALE CRYPTO SECTORS™, INVEST IN YOUR SHARE OF THE FUTURE ®, and GRAYSCALE INVESTMENTS®) are owned and/or registered by Grayscale. All of the content on our site - including text, software, scripts, code, designs, graphics, photos, sounds, music, videos, applications, interactive features, articles, news stories, sketches, animations, stickers, general artwork and other content ("Content") - is owned by Grayscale or others we license Content from, and is protected by copyright, patent and other laws. Grayscale reserves all rights not expressly described herein. COINDESK® and the Fund's applicable reference rate (the "Index") are trade or service marks of CoinDesk Indices, Inc. (with its affiliates, including CC Data Limited, “CDI”), and/or its licensors. CDI or CDI's licensors own all proprietary rights in the Index. CDI is not affiliated with Grayscale and does not approve, endorse, review, or recommend the Fund. CDI does not guarantee the timeliness, accurateness, or completeness of any data or information relating to any Index and shall not be liable in any way to Grayscale, investors in or holders of any of the Fund or other third parties in respect of the use or accuracy of any Index or any data included therein.

The Grayscale Bitcoin Mini Trust ETF (the "Fund") has filed a registration statement (including prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.